 Exhibit 99.3

LIMITED GUARANTY

LIMITED GUARANTY, dated as of November 4, 2015 (this “Limited Guaranty”), by Quiet Well Limited (“Quiet Well”), New Dragon (No. 12) Investments Limited (“New Dragon”), New Phoenix Limited (“New Phoenix”) and City Legend Limited (“City Legend”) (the “Guarantors” and each, a “Guarantor”) and Mr. Xiting Li (solely for the purpose of Section 5(c) and Section 6(b) hereof), Mr. Hang Xu (solely for the purpose of Section 5(c) and Section 6(c) hereof) and Mr. Minghe Cheng (solely for the purpose of Section 5(c) and Section 6(d) hereof) (together with Mr. Xiting Li and Mr. Hang Xu, the “Beneficial Owners” and each, a “Beneficial Owner”) in favor of Mindray Medical International Limited, an exempted company with limited liability incorporated under the Laws of the Cayman Islands (the “Guaranteed Party”). Capitalized terms used but not defined in this Limited Guaranty shall have the meanings assigned to such terms in the Merger Agreement (as defined below).

1. GUARANTEE. (a) To induce the Guaranteed Party to enter into that certain Agreement and Plan of Merger, dated as of the date hereof (as amended, supplemented or otherwise modified from time to time in accordance with its terms, the “Merger Agreement”), by and among the Guaranteed Party, Excelsior Union Limited, an exempted company with limited liability incorporated under the Laws of the Cayman Islands (“Parent”) and Solid Union Limited, an exempted company with limited liability incorporated under the Laws of the Cayman Islands and a wholly-owned subsidiary of Parent (“Merger Sub”), pursuant to which, among other things, Merger Sub will merge with and into the Guaranteed Party, each Guarantor, intending to be legally bound, hereby absolutely, unconditionally and irrevocably guarantees to the Guaranteed Party, severally but not jointly, as a primary obligor and not merely as a surety, the due and punctual payment and discharge as and when due of its respective percentage as set forth opposite to its name in Annex 1 hereto (for each such Guarantor, the “Guaranteed Percentage”) of the payment obligations of Parent with respect to (i) the payment obligations of Parent pursuant to Section 8.06(b) of the Merger Agreement, including payment of the Parent Termination Fee (subject to the limitations set forth in Section 8.06(e) of the Merger Agreement) and the Expenses incurred by the Company and its Affiliates, including the Special Committee, in connection with the Transactions, (ii) the reimbursement obligations of Parent pursuant to Section 8.06(c) of the Merger Agreement, and (iii) the indemnification, reimbursement and expense obligations of Parent under Section 6.08(a) of the Merger Agreement (collectively, the “Obligations”); provided that, each of New Dragon and New Phoenix hereby absolutely, unconditionally and irrevocably guarantees to the Guaranteed Party, severally and jointly, as a primary obligor and not merely as a surety, the due and punctual payment and discharge as and when due of its respective Guaranteed Percentage of the Obligations; provided further, notwithstanding anything to the contrary contained in this Limited Guaranty, this Limited Guaranty may be enforced for money damages only and in no event shall any Guarantor’s aggregate liability under this Limited Guaranty exceed such Guarantor’s Guaranteed Percentage of US$53 million (for each such Guarantor, the “Maximum Amount”). No Guarantor shall have any obligations or liability to any person relating to, arising out of or in connection with this Limited Guaranty other than as expressly set forth herein. All payments hereunder shall be made in lawful money of the United States, in immediately available funds. Each Guarantor acknowledges that the Guaranteed Party entered into the transactions contemplated by the Merger Agreement in reliance on this Limited Guaranty.

(b) All payments made by the Guarantors pursuant to this Limited Guaranty shall be free and clear of any deduction, offset, defense, claim or counterclaim of any kind. Subject to the terms and conditions of this Limited Guaranty, if Parent fails to pay the Obligations as and when due, then all of the Guarantors’ liabilities to the Guaranteed Party hereunder in respect of such Obligations shall become immediately due and payable and the Guaranteed Party may, at the Guaranteed Party’s option and so long as Parent remains in breach of the Obligations, take any and all actions available hereunder or under applicable Law to collect such Obligations from the Guarantors(subject to the Maximum Amount payable by each Guarantor under this Limited Guaranty). In furtherance of the foregoing, each Guarantor acknowledges that the Guaranteed Party may, in its sole discretion, bring and prosecute a separate action or actions against any Guarantor for the full amount of such Guarantor’s Guaranteed Percentage of the Obligations (subject to the Maximum Amount payable by such Guarantor under this Limited Guaranty), regardless of whether action is brought against Parent, Merger Sub or any other Guarantor or whether Parent, Merger Sub or any other Guarantor is joined in any such action or actions.

(c) Each Guarantor agrees, severally but not jointly, to pay on demand all reasonable and documented out-of-pocket expenses (including reasonable attorneys’ fees) incurred by the Guaranteed Party in connection with the enforcement of its rights hereunder, which amounts, if paid, will be in addition to the Obligations, if (i) such Guarantor asserts in any arbitration, litigation or other proceeding that this Limited Guaranty is illegal, invalid or unenforceable in accordance with its terms and the Guaranteed Party prevails in such arbitration, litigation or other proceeding or (ii) such Guarantor fails or refuses to make any payment to the Guaranteed Party hereunder when due and payable and it is determined judicially or by arbitration that such Guarantor is required to make such payment hereunder. Notwithstanding the foregoing, New Dragon and New Phoenix agree that their obligation to pay under this Section 1(c) shall be joint and several.

(d) The parties hereto acknowledge and agree that irreparable damage would occur in the event that any of the provisions of this Limited Guaranty were not performed in accordance with its specific terms or were otherwise breached and further agree that the Guaranteed Party shall be entitled to seek an injunction, specific performance and other equitable relief against any Guarantor to enforce specifically the terms and provisions hereof, in addition to any other remedy to which it is entitled at law or in equity, and shall not be required to provide any bond or other security in connection with any such order or injunction. Each Guarantor further agrees not to oppose the granting of any such injunction, specific performance and other equitable relief on the basis that (i) the Guaranteed Party has an adequate remedy at law or (ii) an award of an injunction, specific performance or other equitable relief is not an appropriate remedy for any reason at law or in equity.

2. NATURE OF GUARANTEE. The Guaranteed Party shall not be obligated to file any claim relating to the Obligations in the event that Parent or Merger Sub becomes subject to a bankruptcy, reorganization or similar proceeding, and the failure of the Guaranteed Party to so file shall not affect each Guarantor’s obligations hereunder. Subject to the terms hereof, each Guarantor’s liability hereunder is absolute, unconditional, irrevocable and continuing irrespective of any modification, amendment or waiver of or any consent to departure from the Merger Agreement that may be agreed to by Parent or Merger Sub. In the event that any payment from any Guarantor to the Guaranteed Party in respect of the Obligations is rescinded or must otherwise be returned for any reason whatsoever, such Guarantor shall remain liable hereunder with respect to its Guaranteed Percentage of the Obligations (up to its Maximum Amount) as if such payment had not been made by such Guarantor. This is an unconditional guarantee of payment and not of collectibility. Each Guarantor reserves the right to assert as a defense to such payment by the Guarantors under the Limited Guaranty any rights, remedies and defenses that Parent or Merger Sub may have with respect to payment of any Obligations under the Merger Agreement, other than defenses arising from the bankruptcy or insolvency of Parent or Merger Sub and other defenses expressly waived herein.

3. CERTAIN WAIVERS. Each Guarantor agrees that the Guaranteed Party may at any time and from time to time, without notice to or further consent of such Guarantor, extend the time of payment of any of the Obligations, and may also make any agreement with Parent or Merger Sub for the extension, renewal, payment, compromise, discharge or release thereof, in whole or in part, or for any modification of the terms thereof or of any agreement between or among the Guaranteed Party, Parent or Merger Sub without in any way impairing or affecting the Obligations under this Limited Guaranty or affecting the validity or enforceability of this Limited Guaranty. Each Guarantor agrees that the obligations of such Guarantor hereunder shall not be released or discharged, in whole or in part, or otherwise affected by (a) the failure or delay of the Guaranteed Party to assert any claim or demand or to enforce any right or remedy against Parent, Merger Sub, or any other person interested in the transactions contemplated by the Merger Agreement; (b) any change in the time, place or manner of payment of the Obligations or any rescission, waiver, compromise, consolidation or other amendment or modification of any of the terms of the Merger Agreement made in accordance with the terms thereof or any other agreement evidencing, securing or otherwise executed in connection with any portion of the Obligations; (c) any change in the corporate existence, structure or ownership of Parent, Merger Sub, or any other person interested in the transactions contemplated by the Merger Agreement; (d) any insolvency, bankruptcy, reorganization or other similar proceeding affecting Parent, Merger Sub or any other person interested in the transactions contemplated by the Merger Agreement; (e) the existence of any claim, set-off or other right that such Guarantor may have at any time against Parent, Merger Sub or the Guaranteed Party, whether in connection with the Obligations or otherwise (other than those permitted under the last sentence of Section 2 above); (f) the adequacy of any other means the Guaranteed Party may have of obtaining repayment of any of the Obligations; (g) the addition, substitution, any legal or equitable discharge or release (in the case of a discharge or release, other than a discharge or release of Parent or Merger Sub with respect to the Obligations as a result of payment in full of the Obligations in accordance with their terms, or as otherwise agreed in writing between Parent and the Guaranteed Party, or as a result of defenses to the payment of the Obligations that would be available to Parent or Merger Sub under the Merger Agreement) of any person (other than the Guarantors) interested in the transactions contemplated by the Merger Agreement; or (h) any other act or omission that may in any manner or to any extent vary the risk of any Guarantor or otherwise operate as a discharge of such Guarantor as a matter of law or equity (other than a discharge of such Guarantor with respect to the Obligations as a result of payment in full of the Obligations in accordance with their terms, a discharge of Parent or Merger Sub with respect to the Obligations under the Merger Agreement, or as otherwise agreed between Parent and the Guaranteed Party, or as a result of defenses to the payment of the Obligations that would be available to Parent or Merger Sub under the Merger Agreement). To the fullest extent permitted by law, each Guarantor hereby expressly waives any and all rights or defenses arising by reason of any law which would otherwise require any election of remedies by the Guaranteed Party. Each Guarantor waives promptness, diligence, notice of the acceptance of this Limited Guaranty and of the Obligations, presentment, demand for payment, notice of non-performance, default, dishonor and protest, notice of the incurrence of any Obligations and all other notices of any kind (other than notices required to be provided to Parent and Merger Sub under the Merger Agreement), all defenses that may be available by virtue of any valuation, stay, moratorium Law or other similar Law now or hereafter in effect, any right to require the marshaling of assets of any person interested in the transactions contemplated by the Merger Agreement, and all suretyship defenses generally (other than defenses to the payment of the Obligations (x) that are available to Parent or Merger Sub under the Merger Agreement, (y) in respect of a material breach by the Guaranteed Party of this Limited Guaranty or (z) in respect of fraud or willful misconduct of the Guaranteed Party or any of its Affiliates in connection with the Limited Guaranty), including, without limitation, any event, condition or circumstance that might be construed to constitute an equitable or legal discharge of such Guarantor’s obligations hereunder. Each Guarantor acknowledges that he, she or it will receive substantial direct and indirect benefits from the transactions contemplated by the Merger Agreement and that the waivers set forth in this Limited Guaranty are knowingly made in contemplation of such benefits.

Each Guarantor hereby covenants and agrees that it shall not, and shall cause its Related Persons (as defined below) not to, institute any proceeding asserting that this Limited Guaranty is illegal, invalid or unenforceable in accordance with its terms, subject to (i) the effects of insolvency, bankruptcy, reorganization or other similar proceedings and (ii) general equitable principles (whether considered in a proceeding in equity or at law).

The Guaranteed Party hereby covenants and agrees that it shall not institute, and shall cause all of its Related Persons not to institute, any proceeding or bring any other claim (whether in tort, contract or otherwise) arising under, or in connection with, the Merger Agreement or the transactions contemplated thereby against any Guarantor or any Non-Recourse Party (as defined below), except for claims against the Guarantors under this Limited Guaranty (subject to the limitations contained herein). The Guaranteed Party hereby agrees that other than any discharge or release arising from the bankruptcy or insolvency of Parent or Merger Sub and other defenses expressly waived hereby, to the extent Parent or Merger Sub is relieved of all or any portion of its payment obligations under the Merger Agreement, the Guarantors shall be similarly relieved of their corresponding obligations under this Limited Guaranty.

4. NO WAIVER; CUMULATIVE RIGHTS. No failure on the part of the Guaranteed Party to exercise, and no delay in exercising, any right, remedy or power hereunder or under the Merger Agreement shall operate as a waiver thereof, nor shall any single or partial exercise by the Guaranteed Party of any right, remedy or power hereunder preclude any other or future exercise of any right, remedy or power hereunder. Each and every right, remedy and power hereby granted to the Guaranteed Party or allowed it by Law or other agreement shall be cumulative and not exclusive of any other, and may be exercised by the Guaranteed Party at any time or from time to time. The Guaranteed Party shall not have any obligation to proceed at any time or in any manner against, or exhaust any or all of the Guaranteed Party's rights against Parent or any other person now or hereafter liable for any Obligations or interested in the transactions contemplated by the Merger Agreement prior to proceeding against any Guarantor hereunder, and the failure by the Guaranteed Party to pursue rights or remedies against Parent shall not relieve any Guarantor of any of its liability hereunder, and shall not impair or affect the rights and remedies, whether express, implied or available as a matter of law, of the Guaranteed Party.

5. REPRESENTATIONS AND WARRANTIES.

(a) Each Guarantor hereby represents and warrants to the Guaranteed Party that:

(i)	it is a legal entity duly organized and validly existing under the laws of its jurisdiction of organization and has all corporate or other requisite power and authority to execute, deliver and perform this Limited Guaranty;

(ii)	the execution, delivery and performance of this Limited Guaranty have been duly authorized by all necessary action and do not contravene any provision of its charter documents or similar organizational documents;

(iii)	the execution, delivery and performance of this Limited Guaranty do not contravene any Law, regulation, rule, decree, order, judgment or contractual restriction binding on such Guarantor or its assets;

(iv)	all consents, approvals, authorizations and permits of, filings with and notifications to, any Governmental Authority necessary for the due execution, delivery and performance of this Limited Guaranty by such Guarantor have been obtained or made and all conditions thereof have been duly complied with, and no other action by, and no notice to or filing with, any Governmental Authority is required from such Guarantor in connection with the execution, delivery or performance of this Limited Guaranty;

(v)	this Limited Guaranty constitutes a legal, valid and binding obligation of such Guarantor enforceable against such Guarantor in accordance with its terms, subject to (x) the effects of bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium or other similar Laws affecting creditors’ rights generally and (y) general equitable principles (whether considered in a proceeding in equity or at law); and

(vi)	(x) such Guarantor is solvent and shall not be rendered insolvent as a result of its execution and delivery of this Limited Guaranty or the performance of its obligations hereunder, (y) such Guarantor has the financial capacity to pay and perform its obligations under this Limited Guaranty, and (z) all funds necessary for such Guarantor to fulfill its obligations under this Limited Guaranty shall be available to such Guarantor (or its permitted assignee pursuant to Section 6 hereof) for so long as this Limited Guaranty shall remain in effect in accordance with Section 8 hereof.

(b) Quiet Well hereby represents and warrants that it is the beneficial owner of 14,900,163 Shares which are held through UBS Trustees (BVI) Limited, New Dragon hereby represents and warrants that it is the record owner of 9,947,476 Shares, New Phoenix hereby represents and warrants that it is the record owner of 4,500,000 Shares and City Legend hereby represents and warrants that it is the record owner of 2,188,288 Shares.

(c) Each Beneficial Owner hereby represents and warrants to the Guaranteed Party that:

(i)	he is a resident of the PRC;

(ii)	he has all requisite power and authority to execute, deliver and perform this Limited Guaranty (solely for the purposes of this Section 5(c), Section 6(b), Section 6(c) and Section 6(d) hereof, as applicable to such Beneficial Owner);

(iii)	except as is not, individually or in the aggregate, reasonably likely to impair or delay the Beneficial Owner’s performance of his obligations under this Limited Guaranty in any material respect, all consents, approvals, authorizations, permits of, filings with and notifications to, any Governmental Authority necessary for the due execution, delivery and performance of this Limited Guaranty by the Beneficial Owner (solely for the purposes of this Section 5(c), Section 6(b), Section 6(c) and Section 6(d) hereof, as applicable to such Beneficial Owner) have been obtained or made and all conditions thereof have been duly complied with, and no other action by, and no notice to or filing with, any Governmental Authority is required in connection with the execution, delivery or performance of this Limited Guaranty by the Beneficial Owner (solely for the purposes of this Section 5(c), Section 6(b), Section 6(c) and Section 6(d) hereof, as applicable to such Beneficial Owner); and

(iv)	assuming the due execution and delivery of this Limited Guaranty by the Guaranteed Party, this Limited Guaranty constitutes a legal, valid and binding obligation of the Beneficial Owner and is enforceable against the Beneficial Owner in accordance with its terms .

6. NO ASSIGNMENT. (a) No party hereto may assign its rights, interests or obligations hereunder to any other person (except by operation of law) without the prior written consent of each other party hereto. Any purported assignment in violation of this Limited Guaranty will be null and void.

(b) Mr. Xiting Li hereby covenants and agrees to procure that Quiet Well shall not sell, offer to sell, give, pledge, encumber, assign, grant any option for the sale of or otherwise dispose of, or enter into any agreement, arrangement or understanding to sell, give, encumber, assign or otherwise dispose of, or permit any charge, lien or encumbrance over, any Shares it beneficially owns, except as contemplated under the Merger Agreement and its Support Agreement.

(c) Mr. Hang Xu hereby covenants and agrees to procure that neither New Dragon nor New Phoenix shall sell, offer to sell, give, pledge, encumber, assign, grant any option for the sale of or otherwise dispose of, or enter into any agreement, arrangement or understanding to sell, give, encumber, assign or otherwise dispose of, or permit any charge, lien or encumbrance over, any Shares it owns, except as contemplated under the Merger Agreement and its Support Agreement.

(d) Mr. Minghe Cheng hereby covenants and agrees to procure that City Legend shall not sell, offer to sell, give, pledge, encumber, assign, grant any option for the sale of or otherwise dispose of, or enter into any agreement, arrangement or understanding to sell, give, encumber, assign or otherwise dispose of, or permit any charge, lien or encumbrance over, any Shares it owns, except as contemplated under the Merger Agreement and its Support Agreement.

7. NOTICES. All notices, requests and other communications to any party hereunder shall be given in the manner specified in the Merger Agreement (and shall be deemed given as specified therein) as follows:

if to the Guarantors, to:

Quiet Well Limited
Attention: Xiting Li
Address:	c/o Mindray Building, Keji 12th Road South,
Hi-tech Industrial Park, Nanshan, Shenzhen 518057
The People’s Republic of China
Facsimile No.: +8675526582680

New Dragon (No. 12) Investments Limited
Attention: Hang Xu
Address:	c/o Mindray Building, Keji 12th Road South,
Hi-tech Industrial Park, Nanshan, Shenzhen 518057
The People’s Republic of China
Facsimile No.: +8675526582680

New Phoenix Limited
Attention: Hang Xu
Address:	c/o Mindray Building, Keji 12th Road South,
Hi-tech Industrial Park, Nanshan, Shenzhen 518057
The People’s Republic of China
Facsimile No.: +8675526582680

City Legend Limited
Attention: Minghe Cheng
Address:	c/o Mindray Building, Keji 12th Road South,
Hi-tech Industrial Park, Nanshan, Shenzhen 518057
The People’s Republic of China
Facsimile No.: +8675526582680

with a copy to (which alone shall not constitute notice):

Skadden, Arps, Slate, Meagher & Flom LLP
Attention: Peter X. Huang
Address:	30/F, China World Office 2
No. 1, Jian Guo Men Wai Avenue
Beijing 100004, China
Facsimile No.: +86 10 6535 5577

or, with respect to notices, requests or other communications directed to any Guarantor, to such other address or facsimile number as such Guarantor shall have notified the Guaranteed Party in a written notice delivered to the Guaranteed Party in accordance with the Merger Agreement. All notices to the Guaranteed Party hereunder shall be given as set forth in the Merger Agreement.

8. TERMINATION; CONTINUING GUARANTEE. Subject to the last sentence of Section 3, this Limited Guaranty shall remain in full force and effect and shall be binding on each Guarantor, its successors and assigns until the earlier of (a) the Effective Time, (b) termination of the Merger Agreement in a circumstance which does not result in any obligation on the part of Parent to pay the Company the Parent Termination Fee or pay any other amounts pursuant to Section 8.06(b), Section 8.06(c) or Section 6.08(a) of the Merger Agreement, (c) all amounts payable under this Limited Guaranty have been paid in full, and (d) the termination of this Limited Guaranty by mutual written agreement of the Guarantors and the Guaranteed Party. Notwithstanding the foregoing, in the event that the Guaranteed Party or any of its controlled Affiliates asserts in any litigation or other proceeding that any provision of this Limited Guaranty limiting any Guarantor’s liability to the respective Maximum Amount are illegal, invalid or unenforceable in whole or in part or that any Guarantor is liable in excess of or to a greater extent than the respective Maximum Amount, or asserts any theory of liability against any Non-Recourse Party or, other than its rights to recover from the Guarantors with respect to the Obligations, the Guarantors, Parent or Merger Sub with respect to the transactions contemplated by the Merger Agreement, then (x) the obligations of the Guarantors under this Limited Guaranty shall terminate ab initio and be null and void, (y) if any Guarantor has previously made any payments under this Limited Guaranty, he or it shall be entitled to recover such payments and (z) neither the Guarantors nor any Non-Recourse Party shall have any liability to the Guaranteed Party with respect to the Merger Agreement and the transactions contemplated thereby, or under this Limited Guaranty.

9. NO RECOURSE.

(a) Notwithstanding anything that may be expressed or implied in this Limited Guaranty or any document or instrument delivered in connection herewith, by its acceptance of the benefits of this Limited Guaranty, the Guaranteed Party covenants, agrees and acknowledges that no person (other than the Guarantors and any of their permitted assignees) have any obligations under this Limited Guaranty and that the Guaranteed Party has no right of recovery under this Limited Guaranty, or any claim based on such obligations against, and no personal liability shall attach to, the former, current or future equity holders, controlling persons, directors, officers, employees, agents, general or limited partners, managers, members, or Affiliates of any of the Guarantors, Merger Sub or Parent, or any former, current or future equity holders, controlling persons, directors, officers, employees, agents, general or limited partners, managers, members, or Affiliates of any of the foregoing (each of the foregoing, excluding Parent, Merger Sub and any such person that constitutes a Guarantor hereunder or an assignee thereof, a “Non-Recourse Party” and collectively, the “Non-Recourse Parties”), through Parent or Merger Sub or otherwise, whether by or through attempted piercing of the corporate (or limited partnership or limited liability company) veil, by or through a claim by or on behalf of Parent or Merger Sub against any Non-Recourse Party, by the enforcement of any assessment or by any legal or equitable proceeding, by virtue of any statute, regulation or applicable Law, or otherwise, except in each case for its right to recover from (i) the Guarantors, their respective successors and any permitted assignees under and to the extent provided in this Limited Guaranty and subject to the limitations set forth herein, and (ii) Parent, Merger Sub, their respective successors and any permitted assignees under and to the extent expressly provided in the Merger Agreement (the claims described in clauses (i) and (ii), collectively, the "Retained Claims"); provided that in the event any Guarantor (x) consolidates with or merges with any other person and is not the continuing or surviving entity of such consolidation or merger or (y) transfers or conveys all or a substantial portion of its properties and other assets to any person such that the sum of such Guarantor’s remaining net assets plus uncalled capital is less than its Guaranteed Percentage of the Obligations (subject to the Maximum Amount payable by such Guarantor under this Limited Guaranty), then, and in each such case, the Guaranteed Party may seek recourse, whether by the enforcement of any judgment or assessment or by any legal or equitable proceeding or by virtue of any statue, regulation or other applicable Law, against such continuing or surviving entity or such person, as the case may be, but only if such Guarantor fails to satisfy its payment obligations hereunder and only to the extent of the liability of such Guarantor hereunder.

(b) The Retained Claims shall be the sole and exclusive remedy of the Guaranteed Party and all of its Related Persons against such Guarantor and the Non-Recourse Parties in respect of any liabilities or obligations arising under, or in connection with, the Merger Agreement or the transactions contemplated thereby. Nothing set forth in this Limited Guaranty shall affect or be construed to affect any liability of Parent or Merger Sub to the Guaranteed Party under the Merger Agreement, or otherwise or give or shall be construed to confer or give to any person other than the Guaranteed Party any rights or remedies against any person, except as expressly set forth in this Limited Guaranty.

(c) For the purposes of this Limited Guaranty, pursuit of a claim against a person by the Guaranteed Party or any Related Person of the Guarantee Party shall be deemed to be pursuit of a claim by the Guaranteed Party. A person shall be deemed to have pursued a claim against another person if such first person brings a legal action against such second person, adds such second person to an existing legal proceeding or otherwise asserts a legal claim of any nature against such second person.

(d) For the purposes of this Limited Guaranty, the term “Related Person” shall mean any former, current or future director, officer, agent, employee, general or limited partner, manager, member, stockholder or Affiliate of a person or any former, current or future director, officer, agent, employee, general or limited partner, manager, member, stockholder or Affiliate of any of the foregoing, but shall not include Parent, Merger Sub or any of their controlled Affiliates.

10. AMENDMENTS AND WAIVERS. No amendment or waiver of any provision of this Limited Guaranty will be valid and binding unless it is in writing and signed, in the case of an amendment, by each Guarantor and the Guaranteed Party, or in the case of waiver, by the party against whom the waiver is to be effective. No waiver by any party of any breach or violation of, or default under, this Limited Guaranty, whether intentional or not, will be deemed to extend to any prior or subsequent breach, violation or default hereunder or affect in any way any rights arising by virtue of any prior or subsequent such occurrence.

11. ENTIRE AGREEMENT. This Limited Guaranty constitutes the entire agreement with respect to the subject matter hereof and supersedes any and all prior discussions, negotiations, proposals, undertakings, understandings and agreements, whether written or oral, among Parent, Merger Sub and each Guarantor or any of their respective Affiliates on the one hand, and the Guaranteed Party or any of its Affiliates on the other hand.

12. GOVERNING LAW; SUBMISSION TO JURISDICTION. This Limited Guaranty and all disputes or controversies arising out of or relating to this Limited Guaranty or the transactions contemplated hereby shall be interpreted, construed and governed by and in accordance with the Laws of the State of New York without regard to the conflicts of law principles thereof. Each of the parties irrevocably agrees that any Action with respect to this Limited Guaranty and the rights and obligations arising hereunder, or for recognition and enforcement of any judgment in respect of this Limited Guaranty or the rights and obligations hereunder brought by the other parties hereto or their respective successors or assigns shall be brought and determined exclusively in any New York federal court located in the Borough of Manhattan, in the City of New York, provided, however, that if such federal court does not have jurisdiction over such Action, such Action shall be heard and determined in any New York state court sitting in the Borough of Manhattan of The City of New York. Each of the parties hereto agrees that mailing of process or other papers in connection with any such Action in the manner provided in Section 7 or in such other manners as may be permitted by applicable Laws, will be valid and sufficient service thereof. Each of the parties hereto hereby irrevocably submits with regard to any such Action for itself and in respect of its property, generally and unconditionally, to the personal jurisdiction of the aforesaid courts and agrees that it will not bring any Action relating to this Limited Guaranty in any court or tribunal other than the aforesaid courts. Each of the parties hereto irrevocably waives, and agrees not to assert, by way of motion, as a defense, counterclaim or otherwise, in any Action with respect to this Limited Guaranty or the rights and obligations arising hereunder, or for recognition and enforcement of any judgment in respect of this Limited Guaranty or the rights and obligations arising hereunder (i) any claim that it is not personally subject to the aforesaid courts for any reason other than the failure to serve process in accordance with this Section 12, (ii) any claim that it or its property is exempt or immune from jurisdiction of any such court or from any legal process commenced in such courts (whether through service of notice, attachment prior to judgment, attachment in aid of execution of judgment, execution of judgment or otherwise) and (iii) to the fullest extent permitted by applicable Law, any claim that (x) the Action in such court is brought in an inconvenient forum, (y) the venue of such Action is improper or (z) this Limited Guaranty, or the subject matter hereof, may not be enforced in or by such courts.

13. WAIVER OF JURY TRIAL. EACH PARTY HERETO ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS LIMITED GUARANTY IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES AND, THEREFORE, EACH SUCH PARTY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT IT MAY HAVE TO A TRIAL BY A JURY IN RESPECT OF ANY ACTION ARISING OUT OF OR RELATING TO THIS LIMITED GUARANTY. EACH PARTY HERETO CERTIFIES AND ACKNOWLEDGES THAT (A) NO REPRESENTATIVE OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT SEEK TO ENFORCE THE FOREGOING WAIVER IN THE EVENT OF AN ACTION, (B) SUCH PARTY HAS CONSIDERED THE IMPLICATION OF THIS WAIVER, (C) SUCH PARTY MAKES THIS WAIVER VOLUNTARILY AND (D) SUCH PARTY HAS BEEN INDUCED TO ENTER INTO THIS LIMITED GUARANTY BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 13.

14. NO THIRD PARTY BENEFICIARIES. Except for the rights of Non-Recourse Parties provided hereunder, the parties hereto hereby agree that their respective representations, warranties and covenants set forth herein are solely for the benefit of the other parties hereto, in accordance with and subject to the terms of this Limited Guaranty and the Merger Agreement, and this Limited Guaranty is not intended to, and does not, confer upon any person other than the parties hereto any rights or remedies hereunder, including the right to rely upon the representations and warranties set forth herein.

15. COUNTERPARTS. This Limited Guaranty may be signed in any number of counterparts and may be executed and delivered by facsimile or email pdf format, and each counterpart shall be an original, with the same effect as if the signatures thereto and hereto were upon the same instrument.

16. SEVERABILITY. If any term or other provision of this Limited Guaranty is invalid, illegal or incapable of being enforced by any rule of law, or public policy, all other conditions and provisions of this Limited Guaranty shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any party; provided, however, that this Limited Guaranty may not be enforced against the Guarantor without giving effect to the Maximum Amount of the Guarantor or the provisions set forth in Section 3, Section 8, Section 9 and this Section 16. No party hereto shall assert, and each party shall cause its respective Related Persons not to assert, that this Limited Guaranty or any part hereof is invalid, illegal or unenforceable. Upon a determination that any term or provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Limited Guaranty so as to effect the original intent of the parties as closely as possible in a mutually acceptable manner in order that the transactions contemplated hereby be consummated as originally contemplated to the fullest extent possible.

17. HEADINGS. Headings are used for reference purposes only and do not affect the meaning or interpretation of this Limited Guaranty.

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IN WITNESS WHEREOF, the parties have caused this Limited Guaranty to be executed and delivered as of the date first written above.

QUIET WELL LIMITED

By:	/s/ Xiting Li
Name:	Xiting Li
Title:	Director

XITING LI
(solely for the purpose of Section 5(c) and Section 6(b) hereof)

/s/ Xiting Li

NEW DRAGON (NO. 12) INVESTMENTS LIMITED

By:	/s/ Hang Xu
Name:	Hang Xu
Title:	Director

New Phoenix Limited

By:	/s/ Hang Xu
Name:	Hang Xu
Title:	Authorized Signatory

HANG XU
(solely for the purpose of Section 5(c) and Section 6(c) hereof)

/s/ Hang Xu

CITY LEGEND LIMITED

By:	/s/ Minghe Cheng
Name:	Minghe Cheng
Title:	Director

MINGHE CHENG
(solely for the purpose of Section 5(c) and Section 6(d) hereof)

/s/ Minghe Cheng

MINDRAY MEDICAL INTERNATIONAL LIMITED

By:	/s/ Ronald Ede
Name:	Ronald Ede
Title:	Director and Chairman of the Special Committee

Annex 1

Guarantor	Percentage of Obligations
Quiet Well Limited	47.2%
New Dragon (No. 12) Investments Limited	45.8%
New Phoenix Limited	45.8%
City Legend Limited	7.0%